K-Tech Solutions Company Limited

Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

June 26, 2025

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: SiSi Cheng / Andrew Blume / Sarah Sidwell / Evan Ewing

Re:	K-Tech Solutions Company Limited
Registration Statement on Form F-1
Initially Filed May 19, 2025, as amended
File No. 333-287391

Pursuant to Rule 461 under the Securities Act of 1933, as amended, K-Tech Solutions Company Limited. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on June 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Kwok Yiu Keung
Kwok Yiu Keung
Chief Executive Officer

cc:	Loeb & Loeb LLP
DeMint Law, PLLC